United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number 1-14292

DISCO, S.A.
(Exact name of registrant as specified in its charter)

LAREA 847, 2ND FLOOR (C1117ABA), BUENOS AIRES, ARGENTINA
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

U.S. $250,000,000 9 7/8 NOTES DUE 2008
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or
15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	[ ] [ ] [ ] [ ]	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[ ] [ ] [ ] [ ] [X]

Approximate number of holders of record as of the certification or notice date:   11

Pursuant to the requirements of the Securities Exchange Act of 1934 Disco, S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 16, 2002	BY:	/s/ Pieter De Nooij

Pieter De Nooij, Chief Financial Officer